Sutherland
■ **Asbill &** ■
Brennan LLP

ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sablaw.com

March 14, 2008

VIA EMAIL

Mr. Mark Cowan
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

>   Re: **Genworth Life and Annuity Insurance Company**
>   **Guaranteed Income Annuity Certificates**
>   **Pre-Effective Amendment No. 2 to Registration**
>   **Statement Filed on Form S-1**
>   **File No. 333-142494**

Dear Mr. Cowan:

On February 28, 2008, Genworth Life and Annuity Insurance Company (the "Company") filed Pre-Effective Amendment No. 2 to the above-referenced registration statement on Form S-1 (the "Registration Statement"). The Company received comments from the Staff on Pre-Effective Amendment No. 2 by e-mail dated March 12, 2008. The Company's responses to the comments are set forth below. For convenience, each response is preceded by the applicable Staff comment in bold.

Certain of the Staff's comments requested that disclosure in the prospectus contained in Pre-Effective Amendment No. 2 be revised or that additional disclosure be added. Additional or revised disclosure, as the case may be, is reflected in the attached prospectus, which has been marked to show such revisions. The Company respectfully requests that final revisions as mutually agreed upon by the Staff and the Company, be permitted to be made in the definitive prospectus filed pursuant to Rule 424 under the Securities Act of 1933 after the Registration Statement has been declared effective.

Follow-up Comments to the Company's Responses Included with Pre-Effective Amendment No. 2:

Comment 12. The revised disclosure states any fees taken for "custodial services and mutual fund or exchange traded fund expenses" are not considered a withdrawal. The way Withdrawal Exception is defined, it is unclear whether mutual fund or exchange traded fund expenses are included in the 1.55%. Also, please clarify whether any fees paid to a certificate owner's adviser is included in the 1.55% or excluded.

Comment 13(d). The disclosure should include the concept that once account value drops below minimum account value, the guarantee phase begins and the option to take payments under the alternative annuity may be exercised only at this time, not later. Also, the response states that the disclosure has been clarified to state how alternative annuity payments are calculated, but they should clarify when the company may make higher payments.

Comment 14. It does not appear that the difference between Qualified and Non-Qualified Certificates is explained.

Comment 15(b). It is stated that there could be custodial fees of up to 0.10% for purposes of the illustration. This should be explained in the disclosure.

Comment 15(c). We are not able to locate the revised disclosure stating that it takes longer for the client in example 1.a to run out of money because fees are not being paid for the certificate.

Comment 16. We are unable to locate where the disclosure has been clarified such that the term "Withdrawals" refers to excess or early withdrawals.

Responses:

Comment 12. Additional disclosure has been added to clarify that mutual fund and exchange traded fund expenses are not considered Withdrawals for purposes of the Withdrawal Exception. With respect to the Staff's request for the Company to clarify whether any fees paid to a Certificate owner's adviser is included in the 1.55% or excluded, the Company believes that fees paid to a Certificate Owner's adviser would clearly be "paid … for advisory or other services rendered in connection with [the owner's] AssetMark Program" and would therefore be included in the 1.55% not considered a Withdrawal for purposes of the Withdrawal Exception.

Comment 13d. Disclosure has been added to clarify how a Certificate owner must go about electing the Alternative Annuity in the referenced circumstances.

With respect to the request by the Staff to clarify when higher payments may be made under the Alternative Annuity, disclosure has been added to clarify this point as well.

Comment 14. Specific definitions of Qualified and Non-Qualified Certificates were inadvertently not added to the prospectus contained in Pre-Effective Amendment; this oversight has been corrected in the attached prospectus.

Comment 15(b). The 1.55% amount of expenses that has been assumed for purposes of the illustrations was intended to include custodial fees; disclosure has been added to expressly so state.

Comment 15(c). The disclosure intended to be added was inadvertently omitted; it has been included in the attached prospectus.

Comment 16. The disclosure has been revised to give examples of what types of Withdrawals in these circumstances may reduce the Withdrawal Guarantee Amount, and what types may not.

Additional Comments on the Pre-effective Amendment

Risk Factors (pp. 6-8)

1.   **Please include the risk that if a strategist makes a change which causes the asset allocation model to no longer be in compliance, the certificate will terminate if the certificate holder does not select a compliant asset allocation model within the notice period.**

2.   **If applicable, please disclose that even if the certificate holder lives long enough to collect guaranteed income from the certificate, there is a risk that the total amount of income payments received will not exceed the total fees paid.**

3.   **Please disclose that there may be tax consequences if a strategist changes an asset allocation model or if a certificate holder changes asset allocation models if the current model falls out of the specified parameters.**

4.   **Please disclose that AssetMark may remove a strategist from the program, and disclose the consequences associated with the need for the certificate holder to switch to another model because of AssetMark's decision.**

5.   **Please disclose that the company reserves the right to change the Withdrawal Guarantee Factor and that the change may result in little or no increases in the Withdrawal Guarantee on a subsequent birthday. (*See* p.12). Also,**

please disclose that a younger certificate holder may pay more fees for the same potential benefit as a certificate holder closer to age 65. (p.12)

> **6.   You may die before receiving payments from us – Explain how the clause beginning "and conversely. . ." relates to the fact that the Certificate protects against market risk.**

<u>Responses</u>:

> <u>Comment 1</u>. The requested disclosure has been added.
>
> <u>Comment 2</u>. The requested disclosure has been added.
>
> <u>Comment 3</u>. The requested disclosure has been added.
>
> <u>Comment 4</u>. The requested disclosure has been added (please see the disclosure added in connection with the Company's response to Comment 1 above).
>
> <u>Comment 5</u>. The requested disclosure has been added.
>
> <u>Comment 6</u>. The Company has determined that the "and conversely" clause does not add material information, and has therefore been deleted.

> **d.   Tax Consequences.**

> **1.   If applicable, please disclose that the company is aware that the IRS currently has these issues under review.**

> **2.   There is disclosure that explains that guaranteed income payments may be subject to a 10% IRS penalty if guaranteed payments are received before the certificate holder reaches ages 59½. Is it possible to receive guaranteed payment before age 59½? Explain how that may occur.**

<u>Response</u>:

> <u>Comment 1</u>. The requested disclosure has been added on the cover page of the prospectus.
>
> <u>Comment 2</u>. It is possible to receive guaranteed payments before age 59-1/2 if the Certificate is purchased before age 59 ½, and before the owner reaches age 59-1/2, Account Value falls below either (i) $20,000, or (ii) the amount of the Withdrawal Guarantee.

8.   Management of Your AssetMark Account (p.8+)

Please define asset classes to disclose any parameters or limitations that exist within each class. Please disclose whether a brochure will be provided that describes the asset allocation models in detail (as I recall the Schedule H to the ADV did not contain this information when it was provided to us).

Response: The Company will add footnotes to the Risk-Return Profile chart in the referenced section to provide more detailed descriptions of each asset class, including parameters or restrictions. (These descriptions are being converted to footnotes by the Company and its financial printer and will be provided to the Staff under separate cover.) AssetMark does not place investment restrictions on particular Strategists in addition to those noted in the chart. This is purposeful, because a primary attribute of the AssetMark program is that AssetMark carefully researches, reviews, selects and monitors its Strategists, and then looks to them to exercise their investment acumen to develop and maintain asset allocation models that are consistent with the Risk-Return Profiles described in the prospectus. AssetMark's process for researching, reviewing, selecting and monitoring its Strategists, is explained in detail in AssetMark's Form ADV brochure.

What are some things to consider in managing your withdrawals from your account? (p.15)

"Bold" the added disclosure, "once you have reached age 65, you should consider that the longer you wait to begin making Withdrawals, the less likely you will be to benefit from the Withdrawal Guarantee."

Response: The disclosure has been bolded as requested.

Termination of the Contract (p. 23)

Is there another certificate/adviser that provides coverage that would be eligible for a certificate holder to transfer account values into? The fact that the contract maybe terminated because of a breach by AssetMark should be disclosed in "bold" among the risk factors.

Response: The Company anticipates entering into other business relationships with other investment advisers in order to create similar products. The Company currently offers, and will continue to offer, products with guaranteed annuitization features that could be used to preserve the withdrawal guarantee as stipulated in the prospectus. With respect to the bold risk factor disclosure requested by the Staff, this has been added to the "Risk Factors" section.

*   *   *

As noted, the Company filed Pre-Effective Amendment No. 2 with all required exhibits, signatures, and other information on February 28, 2008. The Company respectfully requests that it be permitted to make the final revisions discussed herein in the definitive prospectus to be filed under Rule 424 of the Securities Act of 1933, relying on the acceleration requests already submitted. The Company would greatly appreciate any efforts the Staff is able to make in connection with such acceleration requests.

If you have questions or comments on the responses provided in this letter or the attached prospectus revisions, please contact the undersigned at 202.383.0590 (thomas.conner@sablaw.com) or Heather Harker at 804.281.6910 (heather.harker@genworth.com).

Sincerely,



W. Thomas Conner

WTC/gth
Enclosures
cc: Heather Harker
        Mary E. Thornton
        Eric C. Freed